

October 11, 2005

Mr. Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Re: Valhi, Inc. File No. 333-48391
12/31/04 Form 10-K; 6/30/05 Form 10-Q

Dear Mr. O'Brien:

We have reviewed your August 12, 2005 response to our July 28, 2005 comment letter. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
Amalgamated Sugar Company LLC

1. Note 19 to your December 31, 1997 audited financial statements states that "Because the Company receives preferential distributions from the LLC and has the right to require the LLC to redeem its interest in the LLC for a fixed and determinable amount beginning at a fixed and determinable date, the Company has classified its investment in the LLC as an available-for-sale marketable security carried at estimated fair value". This is consistent with the disclosure in your prior and subsequent filings and with the analysis provided in your July 13, 2005 response letter asserting that SFAS 115 is the relevant accounting model for the LLC investment. Your July 13, 2005 letter also states that "Because Valhi can redeem its interest in the LLC for a fixed and determinable amount, Valhi believes it can readily determine the fair value of its investment". However, in your August 12, 2005 letter, you cite paragraph 21.b of APB 29 as the basis for deferring the gain on your asset sale to the LLC. This appears inappropriate because: (1) paragraph 3(e) of APB 29 includes only "equity method" investments in its definition of "productive assets"; and (2) SFAS 115 requires that marketable debt securities be initially recorded at fair value. It appears that the fair value of the LLC investment when acquired approximated its $250 million redemption value because: the redemption value was

negotiated over several months with an independent third party (Snake River); the annual distributions paid by the LLC on this investment share the qualities of an interest-bearing financial instrument; Valhi has substantive creditor rights including the ability to take control of the LLC if the minimum distributions are not paid; the transferred business had historically generated positive cash flows evidencing an ability to meet its obligations; and $158 million of the $250 million was constructively received within four months of the transaction.

Therefore, it appears that the transaction should have been initially accounted for by recording the LLC investment at a fair value approximating $250 million and by recording a $216 million gain for the amount of consideration that exceeded the $34 million carrying value of transferred assets. Please revise the accounting in your September 30, 2005 Form 10-Q. See the guidance in paragraphs 36 and 37 of APB 20.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

2. Please revise Note 13 in future filings to explain how management determined that receipt of the $1.2 million insurance recoveries was probable given that the companies are insolvent.

3. Regarding the 490 asbestos lawsuits against NL, please provide disclosure in future filings informing readers about the range of reasonably possible outcomes. The existing disclosure infers that the *probable* loss is not reasonably estimable, however paragraph 10 of SFAS 5 contains a disclosure requirement for the range of reasonably *possible* losses. Absent a substantive explanation to the contrary, it would appear that management could meet this disclosure requirement based on known facts i.e. the historical amounts paid for litigation defense and claim settlements, case dismissal rates, types and severities of disease alleged by claimants, the gross number of any open malignancy claims, the solvency of any other companies that are co-defendants, analysis of the jurisdiction and governing law of the states in which claims are pending; outside defense counsel's opinions and recommendations with respect to the merits of the claims, and the extent of any legally enforceable insurance coverage. Please provide a disclosure enabling readers to assess the reasonably possible impact of this loss contingency.

Please direct questions to Al Pavot at (202) 551-3738 or me at (202) 551-3255.

Sincerely,

Nili Shah,
Accounting Branch Chief